Exhibit 99.1 Press release Brussels / 26 March 2019 / 19:00 CET

NOT FOR DISTRIBUTION INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Anheuser-Busch InBev Announces Pricing of

EUR 2.25 Billion Notes and Redemption of

USD 1.56 Billion and EUR 750 Million Notes

Brussels, 26 March 2019 -- Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that it has completed the pricing of EUR 2,250,000,000 aggregate principal amount of notes (the “New Notes”). The New Notes will be issued on 29 March 2019. The New Notes will comprise the following series:

Title of Securities	8.25-year 1.125% Notes due 2027	12-year 1.650% Notes due 28 March 2031
Aggregate principal amount	EUR 1,250,000,000	EUR 1,000,000,000
Maturity date	1 July 2027	28 March 2031
Interest payment dates	Annually on 1 July of each year, with first coupon payable on 1 July 2019	Annually on 28 March of each year, with first coupon payable on 28 March 2020
Interest Rate	1.125%	1.650%

The New Notes will be issued by AB InBev and will be fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Brandbev S.à r.l, Brandbrew S.A. and Cobrew NV. The New Notes will be senior, unsecured obligations of AB InBev and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of AB InBev.

The proceeds of the New Notes will be used for general corporate purposes, including repayment of upcoming debt maturities in 2021 to 2024 and 2020. The New Notes will be issued by AB InBev under its Euro Medium Term Note programme base prospectus published on 12 December 2018, as supplemented by a first supplemental prospectus dated 25 March 2019.

It is expected that the New Notes will be listed in due course on the London Stock Exchange.

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AB InBev further announces that it and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) are exercising their respective options to redeem the outstanding principal amounts indicated in the table below of the following series of notes on 25 April 2019 (the “Redemption Date”):

Issuer	Aggregate Principal Amount Outstanding	Aggregate Principal Amount to be Redeemed	Title of Series of Notes	CUSIP No.
AB InBev	EUR 750,000,000	EUR 750,000,000	2.25% Notes due 2020 (the “EUR Notes”)	BE6258027729
ABIWW	USD 1,249,451,000	USD 1,249,451,000	3.750% Notes due 2022 (the “2022 Notes”)	035240 AD2

ABIFI	USD 3,114,074,000	USD 315,000,000	3.300% Notes due 2023 (the “2023 Notes” and together with the 2022 Notes, the “USD Notes”)	035242 AL0

The EUR Notes will be redeemed in accordance with the Conditions of the EUR Notes in full on the Redemption Date at a make-whole price equal to the greater of (i) the outstanding principal amount of the EUR Notes; or (ii) the sum, as determined by the Calculation Agent, of the present values of the remaining scheduled payments of principal and interest on the Notes to redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the Redemption Date on an annual basis (assuming a 360-day year constituting of 30-day months) at the rate per annum equal to the equivalent yield to maturity of the Reference Bond calculated using a price for the Reference Bond (expressed as a percentage of its principal amount equal to the Reference Bond Price for such Redemption Date) plus 20 basis points (the “EUR Redemption Price”). The Reference Rate will be calculated on the third Business Day preceding the Redemption Date. Capitalized terms used in this paragraph have the meanings assigned to such terms in the Conditions of the EUR Notes.

The 2022 Notes will be redeemed in full on the Redemption Date at a make-whole redemption price equal to the greater of (i) 100% of the principal amount of the 2022 Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months or in the case of an incomplete month, the number of days elapsed) at the Treasury Rate plus 30 basis points together with, in each case, accrued and unpaid interest on the principal amount of the 2022 Notes to be redeemed to (but excluding) the

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Redemption Date (the “2022 Redemption Price”). The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 16 December 2016, by and among ABIWW, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “December 2016 Indenture”), the Fourth Supplemental Indenture thereto, dated as of 16 December 2016 (the “Fourth Supplemental Indenture”), and the terms of the 2022 Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the December 2016 Indenture, the Fourth Supplemental Indenture and the terms of the 2022 Notes, as applicable.

USD 315,000,000 aggregate principal amount of the 2023 Notes will be redeemed on the Redemption Date at a make-whole redemption price equal to the greater of (i) 100% of the principal amount of the 2023 Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the 2023 Notes as if the 2023 Notes matured on 1 December 2022 (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis point; plus, in each case, accrued and unpaid interest on the principal amount of the 2023 Notes to be redeemed to (but excluding) the Redemption Date (the “2023 Redemption Price”). The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 25 January 2016, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “January 2016 Indenture”), the Third Supplemental Indenture thereto, dated as of 25 January 2016 (the “Third Supplemental Indenture”), and the terms of the 2023 Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the January 2016 Indenture, the Third Supplemental Indenture and the terms of the 2023 Notes, as applicable.

On the Redemption Date, (i) the EUR Notes and 2022 Notes will no longer be deemed outstanding, (ii) USD 2,799,074,000 principal amount of the 2023 Notes will remain outstanding, (iii) the Redemption Price will become due and payable on the Notes, as applicable, and, (iv) unless the Company defaults in making payment of the Redemption Price, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.

The trustee and the Domiciliary Agent are transmitting to registered holders of the Notes the notices of redemption containing information required by December 2016 Indenture, the January 2016 Indenture, the Fourth Supplemental Indenture, the Third Supplemental Indenture, the terms of the 2022 Notes, the terms of the 2023 Notes and the terms of the EUR Notes, as applicable. For the redemption price of the USD

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notes, please contact Shannon Matthews at BNY Mellon (shannon.matthews@bnymellon.com) and for the EUR Notes please contact BNP Paribas Fortis (cmops.securitiesoperations.cb@bnpparibasfortis.com).

IMPORTANT NOTICES

This announcement does not constitute an offer of the securities to the public in the United Kingdom (the “UK”). This announcement is only being distributed to, and is directed only at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the UK, any investment activity and the New Notes to which this announcement relates are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Notes will be engaged in only with, relevant persons. This announcement and its contents must not be acted on or relied on by persons who are not relevant persons.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS - The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended or superseded), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended or superseded). No key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II product governance/Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the New Notes has led to the conclusion that: (i) the target market for the New Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the New Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the New Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own

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target market assessment in respect of the New Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The New Notes and the guarantees (together, the “Securities”) have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the Securities are being offered only outside the US to non-US persons in reliance on Regulation S under the Securities Act. There will be no public offer of the Securities in the United States.

The distribution of this announcement and other information in connection with the offer of the New Notes in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this announcement will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS
Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Aimee Baxter
Tel: +32 16 276 888	Tel: +1 718 650 4003
E-mail: mariusz.jamka@ab-inbev.com	E-mail: aimee.baxter@ab-inbev.com

Jency John	Ingvild Van Lysebetten
Tel: +1 646 746 9673	Tel: +32 16 276 823
E-mail: jency.john@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Fixed Income Investors

Gabriel Ventura

Tel: +1-212-478-7031

E-mail: gabriel.ventura@ab-inbev.com

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Suma Prasad

Tel: +1-212-503-2887

E-mail: suma.prasad@ab-inbev.com

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holdings Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

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